                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.  23  )*
                                            ----

                           Anixter International Inc.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                    Common Stock, par value $1.00 per value
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                  035290 10 5
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

               Sheli Z. Rosenberg, Rosenberg & Liebentritt, P.C.
      Two N. Riverside Plaza, Suite 600, Chicago, IL  60606 (312) 466-3990
--------------------------------------------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  May 28, 1998
--------------------------------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled our for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[ CUSIP No.  035290 10 5 ]              13D                [  Page  2  of  15  ]

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Riverside Partners
        36-3274337
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                      (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
        Illinois
--------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
    NUMBER OF
     SHARES               200,000
  BENEFICIALLY
    OWNED BY      --------------------------------------------------------------
 EACH REPORTING     8   SHARED VOTING POWER
  PERSON WITH

                  --------------------------------------------------------------
                    9   SOLE DISPOSITIVE POWER

                          200,000
                  --------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        200,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                          [ ]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        .4%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
        PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

[ CUSIP No.  035290 10 5 ]              13D                [  Page  3  of  15  ]

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        SZRL Investments
        36-6561094
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                      (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
        Illinois
--------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
    NUMBER OF
     SHARES               867,000
  BENEFICIALLY
    OWNED BY      --------------------------------------------------------------
 EACH REPORTING     8   SHARED VOTING POWER
  PERSON WITH

                  --------------------------------------------------------------
                    9   SOLE DISPOSITIVE POWER

                          867,000
                  --------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        867,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                          [ ]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.9%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
        PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

[ CUSIP No.  035290 10 5 ]              13D                [  Page  4  of  15  ]

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Robert H. and Ann Lurie Trust
        36-6944487
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                      (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
        OO
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
        Illinois
--------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
    NUMBER OF
     SHARES               2,084,152
  BENEFICIALLY
    OWNED BY      --------------------------------------------------------------
 EACH REPORTING     8   SHARED VOTING POWER
  PERSON WITH

                  --------------------------------------------------------------
                    9   SOLE DISPOSITIVE POWER

                          2,084,152
                  --------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,084,152
--------------------------------------------------------------------------------
  12  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                          [ ]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        4.6%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
        OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

[ CUSIP No.  035290 10 5 ]              13D                [  Page  5  of  15  ]

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Samstock/SZRT, L.L.C.
        ###-##-####
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                      (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
        OO
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
    NUMBER OF
     SHARES               4,597,687
  BENEFICIALLY
    OWNED BY      --------------------------------------------------------------
 EACH REPORTING     8   SHARED VOTING POWER
  PERSON WITH

                  --------------------------------------------------------------
                    9   SOLE DISPOSITIVE POWER

                          4,597,687
                  --------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,597,687
--------------------------------------------------------------------------------
  12  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                          [ ]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        10.3%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
        OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

[ CUSIP No.  035290 10 5 ]              13D                [  Page  6  of  15  ]

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Samuel Zell
        ###-##-####
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                      (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
        USA
--------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
    NUMBER OF
     SHARES               118,834
  BENEFICIALLY
    OWNED BY      --------------------------------------------------------------
 EACH REPORTING     8   SHARED VOTING POWER
  PERSON WITH

                  --------------------------------------------------------------
                    9   SOLE DISPOSITIVE POWER

                          118,834
                  --------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        118,834
--------------------------------------------------------------------------------
  12  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                          [ ]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        .3%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
        IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

[ CUSIP No.  035290 10 5 ]              13D                [  Page  7  of  15  ]

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Samstock, L.L.C.
        36-4156890
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                      (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
        OO
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
    NUMBER OF
     SHARES               81,637
  BENEFICIALLY
    OWNED BY      --------------------------------------------------------------
 EACH REPORTING     8   SHARED VOTING POWER
  PERSON WITH

                  --------------------------------------------------------------
                    9   SOLE DISPOSITIVE POWER

                          81,637
                  --------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        81,637
--------------------------------------------------------------------------------
  12  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                          [ ]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        .2%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
        OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

[ CUSIP No.  035290 10 5 ]              13D                [  Page  8  of  15  ]

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Anda Partnership
        88-0132846
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                      (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
        OO
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
        Nevada
--------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
    NUMBER OF
     SHARES               26,668
  BENEFICIALLY
    OWNED BY      --------------------------------------------------------------
 EACH REPORTING     8   SHARED VOTING POWER
  PERSON WITH

                  --------------------------------------------------------------
                    9   SOLE DISPOSITIVE POWER

                          26,668
                  --------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        26,668
--------------------------------------------------------------------------------
  12  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                          [ ]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        .05%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
        PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

[ CUSIP No.  035290 10 5 ]              13D                [  Page  9  of  15  ]

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        LFT Partnership
        36-6527526
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                      (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
        OO
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
        Illinois
--------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
    NUMBER OF
     SHARES               26,668
  BENEFICIALLY
    OWNED BY      --------------------------------------------------------------
 EACH REPORTING     8   SHARED VOTING POWER
  PERSON WITH

                  --------------------------------------------------------------
                    9   SOLE DISPOSITIVE POWER

                          26,668
                  --------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        26,668
--------------------------------------------------------------------------------
  12  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                          [ ]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        .05%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
        PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

                 ONLY THOSE ITEMS AMENDED ARE REPORTED HEREIN.
           CAPITALIZED TERMS NOT OTHERWISE DEFINED HEREIN SHALL HAVE
                  THE SAME MEANING AS THEY HAVE IN THE INITIAL
                      SCHEDULE 13D AND AMENDMENTS THERETO.


Item 2.  Identify and Background

         Item 2 (a) - (c) and (f) is amended to add the following entities as Reporting Persons:

         1) Samstock/SZRT, L.L.C., a Delaware limited liability company ("Samstock/SZRT").

              Samstock/SZRT is a Delaware limited liability company whose principal business is investing in securities. Samstock's sole member is the Samuel Zell Revocable Trust ("Zell Trust") of which Samuel Zell is the sole trustee and beneficiary.

         2)   Samstock, L.L.C., a Delaware limited liability company
              ("Samstock").

              Samstock is a Delaware limited liability company whose principal business is investment in securities. The sole member of Samstock is SZ Investments, L.L.C., a Delaware limited liability company ("SZ Investments"). The sole managing member of SZ Investments is Zell General Partnership, Inc., an Illinois corporation ("Zell GP"). The sole stockholder of Zell GP is the Zell Trust. The non-managing members are partnerships whose partners are trusts created for the benefit of Mr. Zell and his family.

         3)   LFT Partnership, an Illinois general partnership ("LFT").

              LFT is an Illinois general partnership whose principal business is investments. The partners of LFT are six trusts created for the benefit of Ann Lurie's six children. Mrs. Lurie is the sole trustee of the six trusts. Information about Mrs. Lurie was previously furnished in Amendment No. 15 to Schedule 13D.

         4)   Anda Partnership, a Nevada general partnership ("Anda").

              Anda is a Nevada general partnership whose principal business is investments. The partners of Anda are ten trusts created for the benefit of Mrs. Lurie and her family. Mrs. Lurie and Mark Slezak are co-trustees of the ten trusts. Mark Slezak is a Vice President, Chief Financial Officer and Treasurer of Lurie Investments, Inc., whose principal business is the management of the Lurie family investments. Mr. Slezak is a citizen of the United States of America.

         The principal business address for Samstock/SZRT, Samstock, LFT, Anda and Mr. Slezak is Two North Riverside Plaza, Chicago, IL 60606.

         (d) and (e)   None of the Reporting Persons has during the last five
         years, been convicted in a criminal proceeding (excluding traffic violations) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandatory activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

and

Item 5.  Interest in Securities of the Issuer

         Since the date of filing of the Amendment Number 22 to Schedule 13D, the following transactions have occurred:

         1) On February 1, 1998, Samuel Zell contributed 140,000 Shares to the Zell Trust which in turn contributed the 140,000 Shares to Samstock/SZRT.

         2) On April 1, 1998, Equity Holdings distributed the 200,000 Shares it beneficially owned to its partners. Certain of the partners then contributed the Shares they received in the distribution to limited liability companies in which they are members. The following entities received the amount of Shares shown next to their names:

                         Samstock/SZRT                 31,697
                         Samstock                      81,637
                         Lurie Trust                   33,330
                         LFT                           26,668
                         Anda                          26,668



         3) On May 28, 1998, the Lurie Trust gifted 750,000 Shares to a charitable gift fund. Also on May 28, 1998, the Lurie Trust sold 1,750,000 Shares to the Issuer at $20.00 per share.

         As of the date hereof, there are 44,822,427 shares issued and outstanding. The Shares of the Reporting Persons (including 118,834) Shares obtainable by Mr. Zell upon the exercise of options to purchase Shares which are currently exercisable or exercisable within 60 days) represent approximately 17.8% of the Shares which would be issued and outstanding upon the exercise of such options. Of such Shares, 200,000, or .4%, are beneficially owned by Riverside; 867,000, or 1.9%, are beneficially owned by SZRL; 2,084,152, or 4.6%, are beneficially owned by the Lurie Trust; 4,597,687, or 10.3%, are beneficially owned by Samstock/SZRT; 118,834, or .3%, are beneficially owned by Mr. Zell; 81,637, or .2%, are beneficially owned by Samstock; 26,668, or .05%, are beneficially owned by LFT; and 26,668, or .05%, are beneficially owned by Anda.

         Riverside has the sole power to vote or to direct the vote of and the sole power to dispose or to direct the disposition of the Shares beneficially owned by it. SZRL has the sole power to vote or to direct the vote of and the sole power to dispose or to direct the disposition of the Shares beneficially owned it. The Lurie Trust has the sole power to vote or to direct the vote of and the sole power to dispose or to direct the disposition of the Shares beneficially owned by it. Samstock/SZRT has the sole power to vote or to direct the vote of and the sole power to dispose or to direct the disposition of the Shares beneficially owned by it. Mr. Zell has the sole power to vote or to direct the vote of (assuming the exercise of the options to purchase Shares beneficially owned by Mr. Zell) and the sole power to dispose or to direct the disposition of the Shares beneficially owned by him

         (assuming the exercise of the options to purchase Shares beneficially owned by him). Anda has the sole power to vote or to direct the vote of and the sole power to dispose or to direct the disposition of the Shares beneficially owned by it. LFT has the sole power to vote or to direct the vote of and the sole power to dispose or to direct the disposition of the Shares beneficially owned by it.

                                   SIGNATURES

After reasonable inquiry, and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  June 10, 1998



                                      RIVERSIDE PARTNERS, an Illinois limited
                                      partnership

                                      BY:  Samuel Zell Revocable Trust under
                                      agreement dated January 17, 1990, a
                                      general partner


                                      BY:  /s/ Samuel Zell
                                           ----------------------------------
                                           Samuel Zell, Trustee



                                      SZRL INVESTMENTS, an Illinois general
                                      partnership

                                      BY:  Samuel Zell Revocable Trust under
                                      agreement dated January 17, 1990, a
                                      general partner


                                      BY:  /s/ Samuel Zell
                                           ----------------------------------
                                           Samuel Zell, Trustee



                                      SAMSTOCK/SZRT, L.L.C.

                                      BY:  Samuel Zell Revocable Trust under
                                      agreement dated January 17, 1990, its
                                      sole member


                                      BY:  /s/ Samuel Zell
                                           ----------------------------------
                                           Samuel Zell, Trustee

                                      ROBERT H. AND ANN LURIE TRUST


                                      BY:  /s/ Ann Lurie
                                           ----------------------------------
                                           Ann Lurie, Co-Trustee




                                      /s/ Samuel Zell
                                      ---------------------------------------
                                      Samuel Zell




                                      Samstock, L. L. C., a Delaware limited
                                      liability company

                                      BY:  SZ Investments, L. L. C., a Delaware
                                           limited liability company, its sole
                                           member

                                      BY:  Zell General Partnership, Inc., its
                                           sole managing member


                                      BY:  /s/ Samuel Zell
                                           ----------------------------------
                                           Samuel Zell, President




                                      LFT Partnership, an Illinois general
                                      partnership

                                      BY:  Jesse Trust, a general partner


                                      BY:  /s/ Ann Lurie
                                           ----------------------------------
                                           Co-Trustee


                                      Anda Partnership, a Nevada general
                                      partnership

                                      BY:  Ann Only Trust, a general partner


                                      BY:  /s/ Ann Lurie
                                           ----------------------------------
                                           Trustee

EXHIBIT INDEX



      EXHIBIT
      NUMBER                   DESCRIPTION                        PAGE
      ------                   -----------                        ----
         1         Agreement dated June 27, 1995 among             *
                   the Issuer, Riverside, Equity and SZRL.

         *         Previously filed